Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Registration Statement No. on Form S-4: 333-129177

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The following is a joint press release of AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. issued on November 15, 2005.

Contact:	Jennifer Cook Williams Senior Director, Investor Relations 650-624-9600 investors@corgentech.com

ALGORX AND CORGENTECH ANNOUNCE ADDITION OF NINTH BOARD MEMBER

TO PROPOSED BOARD OF DIRECTORS FOR COMBINED COMPANY

SECAUCUS, NJ AND SOUTH SAN FRANCISCO, CA, November 15, 2005 – AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. (Nasdaq: CGTK) today announced that Robert L. Zerbe, M.D. has been proposed as the ninth board member for the combined company. Dr. Zerbe, who has overseen successful clinical development programs for products including Lipitor® and Neurontin®, currently serves as chief executive officer of QuatRx Pharmaceuticals Company.

AlgoRx and Corgentech signed a definitive agreement to merge in late September, and the stockholder vote is expected to be completed in mid-December. Pending approval of the merger, the board of directors of the combined company will be comprised of Richard B. Brewer, Dr. Charles M. Cohen, Thomas J. Colligan, Carter H. Eckert, Dr. Rodney A. Ferguson, John P. McLaughlin, Dr. Arnold L. Oronsky, Dr. Michael F. Powell and Dr. Robert L. Zerbe.

“We expect to have four products in clinical trials in 2006, the most advanced for which we expect to file a New Drug Application (NDA) during 2006, so Dr. Zerbe’s extensive background in clinical development and regulatory affairs will be important in terms of guiding Corgentech through our milestones,” stated John P. McLaughlin, chief executive officer of Corgentech. “The proposed board represents an excellent combination of business, medical and clinical development expertise, and Bob’s set of experiences will be an important complement to the diverse skill sets of the rest of the board of directors.”

Robert L. Zerbe, M.D. founded and has served as the chief executive officer of QuatRx Pharmaceuticals Company, a biopharmaceutical company, since December 2000. Dr. Zerbe has extensive experience in regulatory affairs and global clinical development at Eli Lilly (U.S. & U.K.), where he held a variety of research and development positions, including managing director, Lilly Research Center U.K., and vice president of clinical investigation and regulatory affairs. He joined Parke-Davis in 1993, becoming senior vice president of worldwide clinical research and development, during which he oversaw the successful clinical development programs for Lipitor, Neurontin and other key products. Dr. Zerbe earned his medical degree at Indiana University and did post-graduate training in internal medicine, endocrinology and neuroendocrinology at Indiana University and the National Institutes of Mental Health.

About AlgoRx

AlgoRx is a private, emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and under-served market. AlgoRx’s portfolio of pain management drug candidates includes ALGRX 3268, which has completed Phase 3 clinical trials, ALGRX 4975, which is in Phase 2 clinical trials, and ALGRX 1207, which is soon to enter the clinic. AlgoRx is based in Secaucus, NJ. For more information on the company and its technologies, please visit www.algorx.com.

About Corgentech

Corgentech is a biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech is based in South San Francisco, CA. For more information on the company and its technologies, please visit www.corgentech.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, clinical results forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form 10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Corgentech Inc. has filed a registration statement on Form S-4/A, and Corgentech and AlgoRx Pharmaceuticals, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4/A and the related joint proxy statement/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.